

13031132

SEC
Mail Processing
Section

MAR 20 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Terra Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue, 8th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Cardello (212) 753-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co.
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Flood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Terra Capital Markets, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.O.O.

Title

Notary Public

MICHAEL S. CARDELLO
Notary Public, State of New York
No. 01CA6272334
Qualified in Suffolk County
Commission Expires Nov. 19, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TERRA CAPITAL MARKETS, LLC
(FORMERLY KNOWN AS TERRA SECURITIES, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

ASSETS		
Cash	$	1,161,296
Accounts receivable		91,750
Prepaid expenses and other assets		39,070
Fixed assets, net of accumulated depreciation and amortization of $23,363		29,494
TOTAL ASSETS	$	1,321,610

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	632,131
Due to related parties		106,265
		738,396
COMMITMENTS		
MEMBERS' EQUITY		583,214
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,321,610

The accompanying notes are an integral part of this financial statement.

TERRA CAPITAL MARKETS, LLC
(FORMERLY KNOWN AS TERRA SECURITIES, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1 - Organization

Terra Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in June 2002 under the laws of the State of Delaware. On September 19, 2012, the Company changed its name from Terra Securities, LLC. The Managing Member is Mr. Bruce Batkin. The Company provides sales through third party broker/dealers and registered investment advisors, and services for private placements, principally for four funds (the "Funds"). The Funds are managed by an affiliated entity which shares common ownership with the Company. The Company operates out of the office of one of its members in the New York City metropolitan area as well as an office in New Jersey.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company records commissions as they are earned based on the completion of services, typically when membership units are placed in any of the Funds.

Depreciation and Amortization

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets. Leasehold improvements are amortized over the life of the lease.

Income Taxes

The Company has elected to be treated as a partnership for federal and state purposes. As a result, no income taxes are provided as they are the responsibility of the individual members. The Company is subject to the New York City Unincorporated Business Tax.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Income Taxes (cont'd.)

The Company follows the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance, but its adoption has had no effect on the Company's financial statements.

The Company files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2009. The years 2009 to 2011 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party Transactions

The Company records its allocable share of rent and other office expenses it utilizes from one of its members at the New York City location. This expense amounted to $9,000 for the year ended December 31, 2012 and is included in office expenses and other. Amounts owed to the members at December 31, 2012 relating to this agreement and other direct expense reimbursements was $106,265 and is included in due to related parties.

The Company received management fees in the amount of $1,170,000 from an affiliate for administrative and accounting services associated with the Funds that the affiliate manages.

The Company's commission revenues in the amount of $2,250,006 are earned entirely from the Funds. At December 31, 2012, $91,750 was owed from one of the Funds for commissions, which is included in accounts receivable.

Note 4 - Fixed Assets

Fixed assets, net at December 31, 2012 consists of the following:

Furniture and fixtures (5-7 years)	$ 8,017
Computer equipment and software (3-5 years)	42,255
Leasehold improvements (20 years)	2,585
	52,857
Less: Accumulated depreciation and amortization	23,363
	$ 29,494

Depreciation and amortization expense amounted to $11,298 for the year ended December 31, 2012 and is included in office and other expenses.

Note 5 - Concentrations

The Company maintains all of its cash in financial institutions, which cash balances, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 6 - Commitments

The Company entered into a lease agreement for its New Jersey office space through March 2013 at a monthly rate of $1,600 plus utilities. The expense associated with this lease for the year ended December 31, 2012 was $15,200, which is included in office and other expenses.

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. At December 31, 2012, the Company had net capital of $422,652, net of non-allowable assets, which exceeded its requirement by $373,426. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2012, this ratio was 1.75:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 8 - Income Taxes

During the year ended December 31, 2012, the Company utilized all of its remaining net operating activity losses.

Note 9 - Subsequent Events

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through February 27, 2013, the date the financial statements were available to be issued.

TERRA CAPITAL MARKETS, LLC
(FORMERLY KNOWN AS TERRA SECURITIES, LLC)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

TERRA CAPITAL MARKETS, LLC
(FORMERLY KNOWN AS TERRA SECURITIES, LLC)
(A LIMITED LIABILITY COMPANY)

	Page
Independent Auditors' Report	1-2
Financial Statement	
Statement of Financial Condition at December 31, 2012	3
Notes to Financial Statement	4-7

GRASSI & CO.
Accountants and Success Consultants®



Accounting, Auditing, Tax, Litigation Support, Valuation, Management & Technology Consulting

INDEPENDENT AUDITORS' REPORT

The Managing Members
Terra Capital Markets, LLC

We have audited the accompanying statement of financial position of Terra Capital Markets, LLC at December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue
New York, New York 10022
(212) 661-6166 ▪ (212) 832-1110

Additional Office: Jericho, NY
(516) 256-3500
www.grassicpas.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Terra Capital Markets, LLC at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

Jericho, New York
February 27, 2013